Exhibit 99.1

Foresight Announces First Quarter 2019 Financial Results

NESS ZIONA, Israel — May 15, 2019 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the first quarter 2019. Foresight ended the first quarter of 2019 with $19.3 million in cash and short-term deposits, GAAP net loss of $3.3 million, and non-GAAP net loss for the same period of $2.9 million.

“The year has started off on a very positive note as we demonstrated progress across all business activities, including an additional sale of our QuadSight™ prototype. Our unique technology continues to gain recognition in the autonomous vehicle industry illustrated by increased demand,” commented Haim Siboni, CEO of Foresight. “In addition, our wholly owned subsidiary, Eye-Net Mobile Ltd., completed another trial of its accident prevention solution with one of Israel’s largest cities as well as initial installation with a leading Israeli cellular provider. We expect this progress to continue as our recently announced capital raise of $6.2 million will support our development efforts and marketing initiatives throughout the year.”

First Quarter 2019 Financial Results

●	Research and development (R&D) expenses for the three months ended March 31, 2019 were $2,070,000, compared to $2,075,000 in the three months ended March 31, 2018. During the first quarter of 2019 we continued accelerated employee recruitment and subcontracted services.

●	General and administrative (G&A) expenses for the three months ended March 31, 2019 were $908,000, compared to $1,054,000 in the three months ended March 31, 2018. The decrease is attributed primarily to stock-based compensation expenses.

●	GAAP net loss for the three months ended March 31, 2019 was $3,315,000, or $(0.025) per ordinary share, compared to a GAAP net profit of $2,598,000, or $0.02 per ordinary share, in the three months ended March 31, 2018. The decrease is attributed mainly to income from revaluation of derivative warrant liability recorded in the three months ended March 31, 2018.

●	Non-GAAP net loss for the three months ended March 31, 2019 was $2,919,000, or $(0.02) per ordinary share, compared to a non-GAAP net loss of $3,548,000, or $(0.03) per ordinary share, in the three months ended March 31, 2018. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $19.3 million as of March 31, 2019, compared to $15.7 million on December 31, 2018. The increase is attributed mainly to the public offering completed during March 2019, which amounted to approximately $5.5 million, net.

●	Foresight’s investments in its affiliate Rail Vision Ltd. totaled $7,823,000 as of March 31, 2019, compared to $7,913,000 on December 31, 2018. The decrease is attributed primarily from participation in the net loss of Rail Vision in the amount of $793,000, set off by gain from the issuance of shares by Rail Vision to a third party in the amount of $703,000. As of March 31, 2019, Foresight Holdings in Rail Vision Ltd amounts to 28.94%.

●	On January 1, 2019 the Company adopted ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements at the beginning of the period of adoption. The Company leases facilities and vehicles under operating leases. At March 31, 2019, the Company’s right of use assets and lease liabilities for operating leases totaled $1,493,000 and $1,589,000, respectively. The impact of adopting the new lease standard was not material to the Company’s condensed consolidated statement of operations for the periods presented.

●	GAAP shareholders’ equity totaled $26.7 million as of March 31, 2019, compared to $23.6 million on December 31, 2018.

Recent Corporate Highlights:

●	Foresight Priced Offering of 4,000,000 ADSs: Foresight announced the pricing of an underwritten public offering of 4,000,000 American Depositary Shares (ADSs) at a price to the public of $1.50 per ADS. The gross proceeds to the Company from this offering, including the proceeds from over-allotment option granted to and partially exercised by the underwriters, amounted to approximately $6.2 million.

●	Rail Vision Received $10 Million Strategic Investment from Knorr-Bremse: Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a $15 billion European-based group, to invest $10 million in Rail Vision, Foresight’s affiliate, in consideration of a 21.3% equity stake. The first installment of $5 million has already been invested in Rail Vision.

●	Eye-Net Mobile Successfully Completed Additional Trial of its Accident Prevention Solution in Collaboration with One of Israel’s Largest Cities: Foresight’s wholly owned subsidiary, Eye-Net Mobile Ltd., successfully completed a controlled trial of its Eye-Net™ accident prevention solution in collaboration with the municipality of Netanya.

●	Foresight Completed Additional Sale of QuadSight™ Prototype Purchased by One of Israel’s Leading Defense companies: Foresight announced an additional sale of a prototype of its flagship product QuadSight™, a four-camera vision system targeted for the semi-autonomous and autonomous vehicle market. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

●	Foresight’s QuadSight™ Vision System Selected as Gold Winner in 2019 Edison Awards: Foresight’s QuadSight™ vision system was named a Gold Winner in the Transportation & Logistics, Autonomous Vehicles category in the prestigious 2019 Edison Awards.

●	Foresight Received $1 Million Investment from RH Electronics at $4.08 per ADS: Foresight entered into a development services agreement, a binding memorandum of understanding (MOU) for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd.

●	Eye-Net Mobile Successfully Completed Initial Integration with the Assistance of a Leading Israeli Cellular Provider: Foresight’s wholly owned subsidiary Eye-Net Mobile Ltd. successfully completed initial integration by installing the Eye-Net™ application’s communication layer on the data center of a leading Israeli cellular provider.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company's earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company's ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., we develop both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts and are targeting the semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that it expects progress to continue, that the Company’s CEO will be committing 50% of his salary for the next six months to purchasing Foresight stock, revenues from the sales of prototypes, and collaboration with other parties. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31, 2019	As of March 31, 2018	As of December 31, 2018
ASSETS

Current assets:
Cash and cash equivalents	$8,954	$5,181	$3,158
Short Term Deposits	10,323	11,512	12,506
Marketable equity securities	20	52	23
Other Investments	345	3,865	345
Other receivables	488	489	471
Total current assets	20,130	21,099	16,503

Non-current assets:
ROU Asset	1,493	-	-
Investment in affiliate company	7,478	3,614	7,568
Other investments	-	4,908	-
Fixed assets, net	756	529	787
	9,727	9,051	8,355

Total assets	$29,857	$30,150	$24,858

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$404	$296	$344
Operating Lease Liability	400	-	-
Other accounts payables	1,155	1,027	947
Total current liabilities	1,959	1,323	1,291

Non-current liabilities:
Operating Lease Liability	1,189	-	-
Derivative warrant liability	-	646	-
	1,189	646	-
Total liabilities	3,148	1,969	1,291

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-	-
Additional paid-in capital	63,978	44,880	57,521
Accumulated deficit	(37,269)	(16,699)	(33,954)
Total shareholders’ equity	26,709	28,181	23,567

Total liabilities and shareholders’ equity	$29,857	$30,150	$24,858

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	As of March 31, 2019	As of March 31, 2018	As of December 31, 2018
GAAP Shareholders' equity	26,709	28,181	23,567
Revaluation of other investments	-	(5,328)	(316)
Derivative warrant liability	-	646	--
Non-GAAP Shareholders' equity	26,709	23,499	23,252

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Three months ended March 31,
	2019	2018

Research and development expenses	$(2,070)	$(2,075)

Marketing and sales	(598)	(307)

General and administrative expenses	(908)	(1,054)

Operating loss	(3,576)	(3,436)

Equity in net loss of an affiliated company	90	618

Financing income, net	351	6,652

Net profit (loss)	$(3,315)	$2,598

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three Months ended March 31,
	2019	2018

Net cash used in operating activities
Profit (Loss) for the Period	(3,315)	2,598

Adjustments to reconcile profit (loss) to net cash used in operating activities:	802	(5,191)

Net cash used in operating activities	(2,513)	(2,593)

Cash Flows from Investing Activities
Changes in short term deposits	2,183	657
Investment in affiliate company	-	(2,240)
Purchase of fixed assets	(31)	(279)

Net cash provided (used) in investing activities	2,152	(1,862)

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	6,231	-
Exercise of warrants and options, net of issuance expenses	-	159

Net cash provided by financing activities	6,231	159

Effect of exchange rate changes on cash and cash equivalents	(74)	(159)

Increase (decrease) in cash and cash equivalents	5,796	(4,455)
Cash and cash equivalents at the beginning of the period	3,158	9,636

Cash and cash equivalents at the end of the period	8,954	5,181

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	Three months ended March 31,
	2019	2018
Share-based payment	395	607
Depreciation	62	39
Revaluation of warrant liability	1	(1,425)
Equity in loss of an affiliated company	90	618
Revaluation of securities	3	(30)
Revaluation of other investments	-	(5,328)
exchange rate changes on cash and cash equivalents	74	159

Changes in assets and liabilities:
Decrease (increase) in other receivables	24	(7)
Increase (decrease) in Trade payables	(33)	(34)
Change in operating lease liability	50	-
Increase (decrease) in other accounts payable	136	210

Adjustments to reconcile profit (loss) to net cash used in operating activities	802	(5,191)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018

GAAP operating loss	(3,576)	(3,436)	(13,321)
Stock-based compensation in research and development	124	183	621
Stock-based compensation in sales and marketing	48	48	196
Stock-based compensation in general and administrative	223	376	1,223
Non-GAAP operating loss	(3,181)	(2,829)	(11,281)

GAAP Financing income (expenses), net	351	6,652	1,569
Revaluation of other investments	-	(5,328)	(316)
Revaluation of derivative warrant liability expenses (income)	1	(1,425)	(2,071)
Non-GAAP financing (expenses) income, net	352	(101)	(818)

GAAP net profit (loss)	(3,315)	2,598	(14,657)
Stock-based compensation expenses	395	607	2,040
Revaluation of other investments	-	(5,328)	(316)
Revaluation of derivative warrant liability expenses (income)	1	(1,425)	(2,071)
Non-GAAP net loss	(2,919)	(3,548)	(15,004)